July 17, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Matthew Crispino
Craig Wilson
Morgan Youngwood

Re:	Palo Alto Networks, Inc.
Registration Statement on Form S-1 (File No. 333-180620)
Form 8-A (File No. 001-35594)

Acceleration	Request

Requested Date:   April 19, 2012

Requested Time:   4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Palo Alto Networks, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-180620) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). In connection with the Registration Statement Acceleration Request, the Company hereby requests that the above referenced Form 8-A (File No. 001-35594) also be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jeffrey D. Saper or Jon C. Avina at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

Securities and Exchange Commission

July 17, 2012

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

PALO ALTO NETWORKS, INC.

/s/ Steffan C. Tomlinson

Steffan C. Tomlinson

Chief Financial Officer

cc:	Mark D. McLaughlin, Esq.
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jeffrey D. Saper, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP

Morgan Stanley & Co. LLC

Goldman, Sachs & Co.

Citigroup Global Markets Inc.

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

July 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara C. Jacobs
Matthew Crispino
Craig Wilson
Morgan Youngwood

Re:	Palo Alto Networks, Inc.
Registration Statement on Form S-1
Filed on April 6, 2012
File No. 333-180620

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Palo Alto Networks, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM Eastern Time on July 19, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 9, 2012:

(i)	Dates of Distribution: July 9, 2012 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 7

(iii)	Number of prospectuses furnished to investors: approximately 12,480

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 190

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. CITIGROUP GLOBAL MARKETS, INC.

Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Cynthia Gaylor
Name: Cynthia Gaylor
Title: Managing Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
Name: H. Andrew Fisher
Title: Managing Director

By:	CITIGROUP GLOBAL MARKETS, INC.

By:	/s/ Paul Phillips
Name: Paul Phillips
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]